UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                  SCHEDULE 13D
                            -------------------------
             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)*

                                 ZIM CORPORATION
                                (NAME OF ISSUER)

                      COMMON SHARES, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                     989555
                                 (CUSIP NUMBER)

                                MICHAEL COWPLAND
                                 ZIM CORPORATION
                         150 ISABELLA STREET, SUITE 150
                                 OTTAWA, ONTARIO
                                     K1V 1S7
                                 (613) 727-1397
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                FEBRUARY 28, 2009
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(f) or 240.13d (g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989555                      13D                    Page 1 of 14 Pages

 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    Dr. Michael Cowpland

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
    (a) [   ]
    (b) [   ]

 3. SEC USE ONLY

 4. SOURCE OF FUNDS: PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): [   ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION:
    Canada

 7. SOLE VOTING POWER:
    61,362,518 shares

 8. SHARED VOTING POWER:
    0 shares

 9. SOLE DISPOSITIVE POWER:
    61,362,518 shares

10. SHARED DISPOSITIVE POWER
    0 shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    61,362,518 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 48.9%

14. TYPE OF REPORTING PERSON: IN

____________
     * While Dr. Cowpland may also be deemed, by virtue of his marriage to Mrs. Cowpland, the beneficial owner of the Common Shares as to which Mrs. Cowpland and 160879 Canada, Inc. report beneficial ownership, Dr. Cowpland disclaims beneficial ownership of all securities covered by this Amendment No. 9 that are not held of record in his name pursuant to Rule 13d-4 of the Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended. Mrs. Cowpland disclaims beneficial ownership of all securities covered by this Amendment No. 9 that are held of record by Dr. Cowpland.

 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    Mrs. Marlen Cowpland

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
     (a) [   ]
     (b) [   ]

 3. SEC USE ONLY

 4. SOURCE OF FUNDS: PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): [   ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION:
    Canada

 7. SOLE VOTING POWER:
    4,216,235 shares

 8. SHARED VOTING POWER:
    8,793,795 shares

 9. SOLE DISPOSITIVE POWER:
    4,216,235 shares

10. SHARED DISPOSITIVE POWER
    8,793,795 shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    13,010,030 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    11.3%

14. TYPE OF REPORTING PERSON:
    IN


____________
     * While Dr. Cowpland may also be deemed, by virtue of his marriage to Mrs. Cowpland, the beneficial owner of the Common Shares as to which Mrs. Cowpland and 160879 Canada, Inc. report beneficial ownership, Dr. Cowpland disclaims beneficial ownership of all securities covered by this Amendment No. 9 that are not held of record in his name pursuant to Rule 13d-4 of the Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended. Mrs. Cowpland disclaims beneficial ownership of all securities covered by this Amendment No. 9 that are held of record by Dr. Cowpland.

 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    160879 Canada Inc.

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
    (a) [   ]
    (b) [   ]

 3. SEC USE ONLY

 4. SOURCE OF FUNDS:
    OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): [   ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION:
    Canada

 7. SOLE VOTING POWER:
    0 shares

 8. SHARED VOTING POWER:
    8,793,795 shares

 9. SOLE DISPOSITIVE POWER:
    0 shares

10. SHARED DISPOSITIVE POWER
    8,793,795 shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    8,793,795 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    7.6%

14. TYPE OF REPORTING PERSON:
    CO

____________
     * While Dr. Cowpland may also be deemed, by virtue of his marriage to Mrs. Cowpland, the beneficial owner of the Common Shares as to which Mrs. Cowpland and 160879 Canada, Inc. report beneficial ownership, Dr. Cowpland disclaims beneficial ownership of all securities covered by this Amendment No. 9 that are not held of record in his name pursuant to Rule 13d-4 of the Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended. Mrs. Cowpland disclaims beneficial ownership of all securities covered by this Amendment No. 9 that are held of record by Dr. Cowpland.

     1. Dr. Michael Cowpland, Mrs. Marlen Cowpland and 160879 Canada, Inc. hereby amend and restate in its entirety the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the "Commission") on June 29, 2004 and amended on August 11, 2004, October 7, 2004, August 31, 2005, November 8, 2005, December 19, 2005, June 30,
         2006,November 30, 2006 and December 4,2007(as previously amended, the "Schedule," and as amended and restated hereby, "Amendment No. 9").

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 9 relates to common shares, no par value (the "Common Shares"), of ZIM Corporation, a corporation organized under the laws of Canada (the "Issuer"). The Issuer's principal executive office and mailing address is 150-150 Isabella Street, Ottawa, Ontario, Canada K1V 1S7.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Amendment No. 9 is being filed on behalf of Dr. Michael Cowpland, Mrs. Marlen Cowpland and 160879 Canada, Inc. (each, a "Reporting Person," and collectively, the "Reporting Persons").

Dr. Cowpland and Mrs. Cowpland are married. Mrs. Cowpland is the sole officer, director and security holder of 160879 Canada Inc. This Amendment No. 9 describes a relationship between the Reporting Persons, but the Reporting Persons do not affirm the existence of a group.

(b) Dr. Cowpland's business address is ZIM Corporation, 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7. Mrs. Cowpland's business address is 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7. 160879 Canada Inc.'s principal office is 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

(c) Dr. Michael Cowpland's present principal occupation is President and Chief Executive Officer of the Issuer. Its address is ZIM Corporation, 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

Mrs. Cowpland's present principal occupation is President of 160879 Canada Inc., a holding company organized under the laws of Canada. 160879 Canada Inc.'s principal office is 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

(f) Dr. Cowpland is a citizen of Canada. Mrs. Cowpland is a citizen of Canada. 160879 Canada Inc. is a corporation organized under the laws of Canada,

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective June 1, 2003, ZIM Technologies International, Inc., a corporation organized under the laws of Canada, became a wholly owned subsidiary of the Issuer, when it merged with and into PCI-ZTI Canada, Inc., a wholly owned subsidiary of the Issuer (the "Merger"). At the effective time of the Merger, every issued and outstanding common share of ZIM Technologies International Inc. was cancelled and converted into one Common Share of the Issuer. As a result,
(i) Dr. Cowpland acquired 16,533,657 of the Issuer's Common Shares, (ii) Mrs. Cowpland acquired 1,000,000 of the Issuer's Common Shares, and (iii) 160879 Canada Inc. acquired 1,300,000 of the Issuer's Common Shares. The Reporting Persons initially acquired all of the exchanged shares from ZIM Technologies International, Inc. for cash.

In addition, at the effective time of the Merger, each option to purchase shares of ZIM Technologies International, Inc.'s common shares was converted into the right to receive, upon exercise of such option, an equal number of the Issuer's Common Shares. As a result, Dr. Cowpland's options to purchase 7,013,332 common shares of ZIM Technologies International Inc., which were granted to him between February 6, 2001 and May 1, 2002 at an average exercise price of approximately $0.76 per share, were converted into an equal number of options to purchase common shares of the Issuer. Some of the options to acquire Common Shares have since expired, and the Issuer granted an equivalent number of new options to acquire Common Shares to Dr. Cowpland in replacement thereof.

On June 10, 2006, 1,441,072 options expired and 1,400,000 options were granted in replacement on June 13, 2006.

On November 24, 2006 706,702 options expired and 726,702 options were granted in replacement on November 8, 2006.

On December 17, 2006 100,005 options expired and 100,005 options were granted in replacement on December 18, 2006.

On January 15, 2007 47,500 options expired.

On February 4, 2007 5,710,000 options expired and 5,710,000 options were granted in replacement on February 8, 2007.

On February 4, 2007 406,650 options expired and 406,650 options were granted in replacement on February 8, 2007.

On April 6, 2007 47,500 options expired and 47,500 options were granted in replacement on April 9, 2007.

On June 8, 2007 95,000 options expired and 95,000 options were granted in replacement on June 8, 2007.

On September 19, 2007 326,683 options expired and 326,683 options were granted in replacement on September 20, 2007.

On September 30, 2007 66,667 options expired and 66,667 options were granted in replacement on October 1, 2007.

On December 8, 2007 10,000 options expired and 10,000 options were granted in replacement on December 9, 2007.

On December 30, 2007 263,333 options expired and 263,333 options were granted in replacement on December 31, 2007.

On April 29, 2008 120,000 options expired and 120,000 options were granted in replacement on April 30, 2008.

On November 18, 2008 100,000 options expired and 100,000 options were granted in replacement on November 19, 2008.

The Issuer granted Dr. Cowpland options to acquire the following numbers of Common Shares: 133,340 Common Shares (effective July 9, 2003)

62,503 Common Shares (effective August 8, 2003)

6,667 Common Shares (effective October 8, 2003)

702,702 Common Shares (effective November 24, 2003)

100,005 Common Shares (effective December 18, 2003)

47,500 Common Shares (effective January 16, 2004)

47,500 Common Shares (effective April 7, 2004)

95,000 Common Shares (effective June 9, 2004)

230,000 Common Shares (effective February 10, 2005),

100,000 Common Shares (effective November 8, 2005),

100,000 Common Shares (effective December 9, 2005),

1,400,000 Common Shares (effective June 10, 2006),

133,340 Common Shares (effective July 10, 2006),

62,503 Common Shares (effective August 8, 2006),

6,667 Common Shares (effective October 9, 2006), and

726,702 Common Shares (effective November 8, 2006).

100,005 Common Shares (effective December 18, 2006).

5,710,000 Common Shares (effective February 8, 2007).

406,650 Common Shares (effective February 8, 2007).

47,500 Common Shares (effective April 9, 2007).

95,000 Common Shares (effective June 8, 2007).

326,683 Common Shares (effective September 20, 2007).

66,667 Common Shares (effective October 1, 2007).

10,000 Common Shares (effective December 9, 2007).

263,333 Common Shares (effective December 31, 2007).

200,000 Common Shares (effective February 18, 2008).

130,000 Common Shares (effective February 18, 2008).

120,000 Common Shares (effective April 30, 2008).

100,000 Common Shares (effective November 18, 2008).

100,000 Common Shares (effective December 16, 2008).

As of the date hereof, Dr. Cowpland holds options to acquire a total of 9,948,383 of the Issuer's Common Shares. These options are each presently exercisable into one share of the Issuer's Common Shares at an average exercise price of approximately $0.068 per share.

Effective January 7, 2004, Dr. Cowpland acquired 1,911,663 of the Issuer's Common Shares upon the conversion of a convertible promissory note held by Dr. Cowpland with an aggregate principal amount of approximately $800,000, and 160879 Canada Inc. acquired 7,299,848 of the Issuer's common shares upon the conversion of convertible promissory notes held by 160879 Canada Inc. with an aggregate principal amount of approximately $3,100,000.

On June 25, 2004, Dr. Cowpland purchased 387,895 units offered by the Issuer in a private placement. Each unit consisted of one Common Share and two warrants, with each warrant being exercisable for 15 months into one additional Common Share at an exercise price of $.38 per share. In that same private placement, Mrs. Cowpland and 160879 Canada Inc. separately purchased 193,947 units each. The warrants issued in the June 25, 2004 private placement expired unexercised.

On July 30, 2004, Mrs. Cowpland purchased 2,004,211 units offered by the Issuer in a private placement for $.38 per unit. Each unit consisted of one Common Share and two warrants, with each warrant being exercisable for 15 months into one Common Share at an exercise price of $.38 per share. The warrants issued in the July 30, 2004 private placement expired unexercised.

On October 7, 2004, Mrs. Cowpland purchased 1,018,077 units offered by the Issuer in a private placement for $.39 per unit. Each unit consisted of one Common Share and two warrants, with each warrant being exercisable for 15 months into one Common Share at an exercise price of $.39 per share. The warrants issued in the October 7, 2004 private placement expired unexercised.

On December 16, 2005, Dr. Cowpland donated 1,000,000 Common Shares to an educational institution. On November 30, 2006, Dr. Cowpland donated 2,000,000 Common Shares to the same educational institution.

Effective June 30, 2006, Dr. Cowpland acquired 18,024,591 of the Issuer's Common Shares upon the conversion of a line of credit held by Dr. Cowpland with an aggregate principal amount of approximately $454,000 and a cash purchase of approximately $267,000. Both the conversion of the debt and the cash purchase relates to a private placement for units offered by the Issuer at $0.04 per unit. Each unit consisted of one Common Share and one warrant, with each warrant being exercisable for 15 months into one Common Share at an exercise price of $0.04 per share.

Effective December 4, 2007, Dr. Cowpland acquired 7,398,912 of the Issuer's Common Shares and warrants to purchase 7,398,912 of the Issuer's Common Shares upon the conversion of amounts owed by the Issuer to Dr. Cowpland under a credit facility in an aggregate amount (including interest) of approximately $103,585. The Common Shares and warrants were acquired in a private placement for units offered by the Issuer at $0.014 per unit. Each unit consisted of one Common Share and one warrant, with each warrant being exercisable for 15 months into one Common Share at an exercise price of $0.014 per share.

Effective February 28, Dr. Cowpland acquired 5,000,000 of the Issuer's Common Shares, at $0.0020, as compensation in lieu of salary for services provided to the Company.

Effective June 25, Dr. Cowpland acquired 5,000,000 of the Issuer's Common Shares at $0.0031 as compensation in lieu of salary for services provided to the Company.

ITEM 4. PURPOSE OF THE TRANSACTION

The Reporting Persons have each purchased the Common Shares for investment purposes. The Reporting Persons may acquire additional Common Shares of the Issuer or securities convertible into common shares of the Issuer, or may dispose of the same, through market transactions or otherwise.

The Reporting Persons do not have any current definite plans or proposals which would relate to or result in:

(a) the acquisition or disposition of securities of the Issuer other than as herein disclosed;

(b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person;

(g) causing a class of the Issuer's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(i) any action similar to any of those enumerated above.

Dr. Cowpland, however, in his capacity as Chief Executive Officer of the Issuer, regularly evaluates potential M&A and capital raising transactions on behalf of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The only interest in the securities of the Issuer which the Reporting Persons hold are the interests which have been described above.

(a) Dr. Cowpland may be deemed to beneficially own in the aggregate 61,362,518 Common Shares of the Issuer, which includes 10,005,050 Common Shares issuable upon the exercise of stock options that are exercisable currently or within sixty days of the date hereof. As a result, Dr. Cowpland may be deemed to beneficially own in the aggregate approximately 48.9% of the total outstanding Common Shares as of the date hereof.

Mrs. Cowpland may be deemed to beneficially own in the aggregate 13,010,030 Common Shares of the Issuer, which includes the 8,793,795 shares owned of record by 160879 Canada Inc. As a result, Mrs. Cowpland may be deemed to beneficially own in the aggregate approximately 11.3% of the total outstanding Common Shares as of the date hereof.

160879 Canada, Inc. may be deemed to beneficially own in the aggregate 8,793,795 Common Shares of the Issuer. As a result, 160879 Canada, Inc. may be deemed to beneficially own in the aggregate approximately 7.6% of the total outstanding Common Shares as of the date hereof.

While Dr. Cowpland may also be deemed, by virtue of his marriage to Mrs. Cowpland, the beneficial owner of the Common Shares as to which Mrs. Cowpland and 160879 Canada, Inc. report beneficial ownership, Dr. Cowpland disclaims beneficial ownership of all securities covered by this Amendment No. 9 that are not held of record in his name pursuant to Rule 13d-4 of the Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended. Mrs. Cowpland disclaims beneficial ownership of all securities covered by this Amendment No. 9 that are held of record by Dr. Cowpland.

As of the date hereof, the Issuer has 115,460,867 Common Shares issued and outstanding.

(b) Assuming the exercise in full of the aggregate number of stock options and warrants held by Dr. Cowpland, as of the date hereof, Dr. Cowpland has sole voting power and sole dispositive power over 61,362,518 of the Issuer's Common Shares.

Mrs. Cowpland has sole voting power and sole dispositive power over 4,216,235 Common Shares of the Issuer and shared voting power and shared dispositive power over 8,793,795 of the Issuer's Common Shares.

As of the date hereof, 160879 Canada, Inc. has shared voting power and shared dispositive power over 8,793,795 of the Issuer's Common Shares.

(c) Other than the gifting of 3,000,000 shares and the acquisition of units of Common Shares and warrants for Common Shares, the expiry of 706,702 options to purchase Common Shares and the granting of 726,702 options to purchase Common Shares, all as described under Item 3 above, the Reporting Persons have not effected any transactions in the Issuer's Common Shares during the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement, dated as of the date hereof, by and among Dr. Cowpland, Mrs. Cowpland and 160879 Canada Inc. (filed herewith).

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: As of July 6, 2009

/S/ MICHAEL COWPLAND
    ------------------
    Michael Cowpland

/S/ MARLEN COWPLAND
    ------------------
    Marlen Cowpland

160879 CANADA INC.

By:  /S/ MARLEN COWPLAND
         -------------------
Name:    Marlen Cowpland
Title:   President

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

                                December_4, 2007

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of ZIM Corporation is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                                     MICHAEL COWPLAND
                                                     -------------------
                                                 /S/ MICHAEL COWPLAND

                                                     MARLEN COWPLAND
                                                     -------------------
                                                 /S/ MARLEN COWPLAND

                                                     160879 CANADA INC.
                                                By:  /S/ MARLEN COWPLAND
                                                         -------------------
                                                         Marlen Cowpland
                                                         President